Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

26 September 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 10/3

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

15 September 2005

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**September 2005**	**June 2005**
Outstanding current balance of mortgages	£662,460,460	£684,676,553
Number of mortgages	7,046	7,377
Average loan balance	£94,033	£92,812
Average LTV	66.17%	66.44%
Arrears:		
1 month +	0.89%	1.04%
3 months +	0.34%	0.18%
12 months +	0.04%	0.01%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 (0) 1274 806112
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

16 September 2005

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**September 2005**	**August 2005**
Outstanding current balance of mortgages	£1,687,357,042	£1,724,852,834
Number of mortgages	30,427	30,963
Average loan balance	£55,456	£55,707
Weighted average current LTV	50.20%	50.53%
Arrears:		
1 month +	0.89%	0.71%
3 months +	0.09%	0.07%
12 months +	0%	0%
repossessions	0%	0%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 (0) 1274 806112
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

20 September 2005

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004 -1 plc, Aire Valley Mortgages 2005 - 1 Plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**September 2005**	**June 2005**
Outstanding current balance of mortgages	£7,953,101,296	£8,296,491,784
Number of mortgages	67,380	70,459
Average loan balance	£118,034	£117,736
Weighted average current LTV	77.50%	77.59%
Arrears:		
1 month +	2.13%	1.74%
3 months +	0.88%	0.76%
12 months +	0%	0%
Repossessions	0.02%	0.01%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 (0) 1274 806112
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

26 September 2005

Bradford & Bingley plc

Board Changes

The Board is pleased to welcome two new Executive Directors:

Chris Gillespie (age 42) has been appointed Group Lending Director with immediate effect, responsible for all the Group's lending activities in the residential and commercial property sectors. Chris joined Bradford & Bingley in March 2005, having previously held senior positions at Barclays and HFC.

Rosemary Thorne, Group Finance Director, will leave the Group at the end of the year. Chris Willford (Age 43) has been appointed to the Board as Group Finance Director with effect from 3 October. Chris has previously held senior finance roles at Abbey, Barclays and British Airways.

The Chairman Rod Kent said "I would like to thank Rosemary for her contribution over the last six years, a period of great change for the Group, including the conversion from building society status, subsequent growth as a plc and transition to IFRS. I am delighted to welcome two new directors who both bring substantial experience in their respective areas and will significantly strengthen the Executive element of the Group Board"

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Media Relations:
Morgan Bone, Finsbury
Tel: +44 (0) 20 7251 3801
Email: morgan.bone@finsbury.com

END